[Letterhead of TD Ameritrade Holding Corporation]
April 21, 2011
Via EDGAR
Mr. Daniel Gordon, Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. Gordon:
On behalf of TD Ameritrade Holding Corporation (together with its wholly-owned subsidiaries, the “Company”), we respectfully submit this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated April 14, 2011 (the “Comment Letter”).
Form 10-K for the fiscal year ended September 30, 2010
Staff Comment 1: Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
We note your disclosure on page 23 that you undertake no obligation to publicly update or revise your projections, whether as a result of new information, future events or otherwise. In future periodic filings, please revise your disclosure to include a statement that you will update your information to the extent required by the federal securities laws.
Company response:
In response to the Staff’s comment, we will revise our disclosure in future periodic filings to include a statement that we will update or revise our projections to the extent required by the federal securities laws.
Staff Comment 2: Contractual Obligations, page 43
Please tell us, and clarify in future filings, what your Purchase obligations disclosed in your Contractual Obligations table specifically represent.
Company response:
We supplementally advise the Staff that the purchase obligations disclosed in our Contractual Obligations table primarily relate to agreements for goods and services such as computer hardware and software, telecommunications, market information, advertising and marketing, professional services, property and construction, and employee compensation and benefits. In future filings, we will describe the nature of our purchase obligations in a footnote to the Contractual Obligations table.
Per your request in the Comment Letter, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the above responses, please contact me at (402) 827-8933.

Very truly yours,
/s/ William J. Gerber
William J. Gerber
Executive Vice President, Chief Financial Officer